Exhibit 99.2

FOR IMMEDIATE RELEASE

Compugen’s COM701 (anti-PVRIG) Induces Potent Immune
Activation in MSS-CRC Patients

•
Anti-tumor activity following blockade of PVRIG with COM701 when added to nivolumab is supported by potent tumor microenvironment (TME) immune activation in MSS-CRC patients typically not responding to approved checkpoint inhibitors

•	PVRIG unique dominant expression on early differentiated stem-like memory T cells in tertiary lymphoid structures, suggests its role in inhibiting T cell expansion in tumors
•	Findings support the differentiation of PVRIG from other immune checkpoints
•	Management to discuss findings presented at SITC as part of the Q3 earnings call on Monday, November 14, 2022, at 8:30 am ET

HOLON, ISRAEL – November 07, 2022 – Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, announced today, publication of the abstract on data demonstrating that anti-tumor activity following blockade of PVRIG with COM701 is supported by potent tumor microenvironment (TME) immune activation in MSS-CRC patients. The data will be presented as an oral presentation by Eran Ophir, Ph.D., SVP, Research and Drug Discovery, Compugen, at the annual meeting of the Society for Immunotherapy of Cancer (SITC) on Friday November 11, 2022 in Boston, MA. In addition to the data in the abstract, the Friday oral presentation will include new translational data from a number of platinum resistant ovarian cancer patients treated with COM701 monotherapy and from the fully enrolled MSS-CRC COM701 and nivolumab cohort.

“I believe the data we will present at SITC support the potential of PVRIG to open new possibilities in cancer immunotherapy,” said Dr. Eran Ophir. “The translational data are exciting because they support the anti-tumor activity we have shown with COM701 in combination with nivolumab in patients with MSS-CRC typically not responsive to approved checkpoint inhibitors. Historically nivolumab monotherapy has shown limited response in this patient population. The data to be presented at SITC show that blocking PVRIG and PD-1 with COM701 and nivolumab resulted in increased clonal expansion and T cell infiltration in the two MSS-CRC patients with partial responses. Peripheral immune modulation was also seen with COM701 alone in a platinum resistant ovarian cancer patient with a partial response.”

Dr. Ophir further elaborated, “The differentiated attributes of PVRIG, with its unique dominant expression on early differentiated stem-like memory T cells in tertiary lymphoid structures, suggests that its blockade could induce potent T cell expansion in the tumor microenvironment potentially turning cold tumors into immune responsive tumors. In addition to the COM701 monotherapy platinum resistant ovarian cancer translational data we will present at SITC, we are excited to be presenting further encouraging clinical data in this patient population following both the dual and triple blockade of the DNAM-1 axis at ESMO-IO in December. We believe that the totality of the data lends further support to blocking PVRIG as a differentiated approach to treatment of cancer.”

Key findings from the abstract “PVRIG, a novel T cell checkpoint, is preferentially expressed in TLS on stem-like memory T cells, potentially inhibiting their expansion” (NCT03667716) include:

•	COM701 in combination with nivolumab induced preliminary anti-tumor activity and TME immune-modulation in patients with MSS-CRC typically not responsive to approved checkpoint inhibitors
•	PVRIG has a unique dominant expression on early differentiated T like stem cells (Tscm) and its ligand, PVRL2, is expressed on dendritic cells (DCs)
•	Spatial transcriptomic analysis showed that Tscm and DCs preferentially localize to Tertiary Lymphoid Structures (TLS) regions while exhausted T cells localize to the tumor
•	PVRIG is dominantly expressed on CD8+ T cells in TLS region
•	PVRIG blockade may enhance Tscm activation by DCs in lymph-nodes and TLS, a mechanism which potentially could lead to increased T cell expansion and infiltration into cold tumors

Planned Next Steps
•	Translational data analysis of immune modulation following triple blockade of the DNAM-1 axis targeting PVRIG, TIGIT and PD-1 is ongoing
•
ESMO-IO presentation on December 8, 2022, of new encouraging clinical data from the fully enrolled dual and triple combination cohorts of COM701+nivolumab ± BMS-986207 in platinum resistant ovarian cancer patients

The abstract is published today in a supplement of the Journal for Immunotherapy of Cancer (JITC). The presentation and poster will be available on the publications section of Compugen’s website following presentation at SITC on November 11, 2022.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Partnered programs include bapotulimab, an antibody targeting ILDR2, in Phase 1 development, licensed to Bayer under a research and discovery collaboration and license agreement, and a TIGIT/PD-1 bispecific derived from COM902 (AZD2936) in Phase 1/2 development by AstraZeneca through a license agreement for the development of bispecific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. The most advanced program, COM503 is about to enter pre-IND enabling studies. COM503 is a potential first-in-class, high affinity antibody targeting cytokine biology to enhance anti-tumor immunity in a differentiated manner. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding the data supporting the potential of PVRIG to open new possibilities in cancer immunotherapy; statements regarding the belief that blockage of PVRIGcould induce potent T cell expansion in the tumor microenvironment potentially turning cold tumors into immune responsive tumors; statements regarding Compugen’s plans to present data at ESMO-IO in December 2022; statements to the effect that the PVRIG blockade may enhance Tscm activation by DCs in lymph-nodes and TLS and that this mechanism could lead to increased T cell expansion and infiltration also into cold tumors; and statements outlining the potential next steps that Compugen may take. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the effect of the global COVID-19 pandemic may negatively impact the global economy and may also adversely affect Compugen’s business and operations; Clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071